FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 27, 2003

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 9. Regulation FD Disclosure

On October 27, 2003, the registrant issued a press release regarding its adoption of Emerging Issues Task Force accounting rule 00-21, retroactive to January 1, 2003, including detailed historical revenue and earnings data. The registrant has also posted a basic tutorial on accounting rule 00-21 and its impact on the registrant's balance sheet as of January 1, 2003, on its website. The press release and tutorial are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

The information in this Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

October 27, 2003

By: /s/ D. Gilbert Friedlander
      D. Gilbert Friedlander, Executive Vice
      President, General Counsel and Secretary

Exhibit 99.1





CONTACT:
Sean Healy – EDS
212-610-8173
shealy@eds.com

FOR RELEASE (8 A.M. CT) MONDAY, OCT. 27, 2003

EDS Adopts New Accounting Rule
Company provides comparative 2001 and 2002 earnings data; releases revised first and second quarter 2003 results

_____

PLANO, Texas – EDS today said it has finalized its analysis of accounting rule EITF 00-21, has reviewed its interpretation with the SEC staff and is adopting the rule retroactively to Jan. 1, 2003. The action will result in a one-time, non-cash $2.24 billion cumulative accounting adjustment. An after-tax earnings impact of $1.42 billion, or $2.92 per share, is reflected in EDS' revised results for the first quarter of 2003.

To provide comparative data in advance of the Oct. 29 release of third quarter 2003 results, EDS also released adjusted historical revenue and earnings data (see attached). As required under retroactive adoption of the accounting rule, EDS revised results for its first two quarters of 2003. EDS also provided pro forma quarterly results for 2001 and 2002 to illustrate the impact that the new accounting rule would have had in prior years.

Editor's Note: EDS has posted a basic tutorial on the accounting rule and its impact on EDS' balance sheet, as of Jan. 1, 2003, on www.eds.com/accountingrule. The accounting change is mandated for all companies that provide services with multiple deliverables under long-term contracts.

About EDS
EDS, the premier global outsourcing services company, delivers superior returns to clients through its cost-effective, high-value services model. EDS' core portfolio comprises information-technology and business process outsourcing services, as well as information-technology transformation services. EDS' two complementary, subsidiary businesses are A.T. Kearney, one of the world's leading high-value management consultancies, and PLM Solutions, a leader in product data management, collaboration and product design software. With 2002 revenue of $21.5 billion, EDS is ranked 80th on the *Fortune 500*. The company's stock is traded on the New York (NYSE: EDS) and London stock exchanges. Learn more at eds.com.

Note: Changes in EDS' accounting policy resulting from adoption of EITF 00-21 (new GAAP) are reflected as of Jan. 1, 2003. EITF-adjusted data for 2001 and 2002 are provided for comparative purposes only.

EDS Earnings Per Share Table (unaudited; fully diluted EPS basis)

	EITF-Adjusted (new GAAP)	EITF-Adjusted(1) (pro forma)	POC As-reported (prior GAAP)	POC(1) (pro forma)
2003				
Q1	$(2.95)	$0.07	$(0.26)	$0.30
Q2	$0.18	$0.24	$0.28	$0.34
	EITF-Adjusted(2)	**EITF-Adjusted(3) (pro forma)**	**POC As-reported (prior GAAP)**	**POC(3) (pro forma)**
2002				
Q1	$0.40	$0.39	$0.72	$0.70
Q2	$0.13	$0.12	$0.64	$0.63
Q3	$(0.22)	$(0.18)	$0.18	$0.21
Q4	$0.63	$0.39	$0.75	$0.51
	EITF-Adjusted(2)	**EITF-Adjusted(4) (pro forma)**	**POC As-reported (prior GAAP)**	**POC(4) (pro forma)**
2001				
Q1	$0.89	$0.58	$0.93	$0.61
Q2	$0.44	$0.49	$0.62	$0.68
Q3	$0.10	$0.40	$0.44	$0.74
Q4	$0.49	$0.54	$0.82	$0.87

Footnote 1:
- Q1'03 pro forma excludes loss from discontinued operations (1 cent per share), a CEO severance charge (6 cents per share) and the cumulative effect of a change in accounting for asset retirement obligations (3 cents per share). Q1'03 EITF-adjusted pro forma also excludes the negative impact of $1.4 billion ($2.92 per share) to account for the one-time cumulative accounting adjustment ($2.2 billion pre-tax) related to adoption of EITF 00-21. In addition, Q1'03 POC pro forma results exclude a pre-tax loss of $334 million, or $0.46 per share, recognized on the NMCI contract.
- Q2'03 pro forma excludes discontinued operations, asset write-downs (5 cents per share) and executive severance (1 cent per share).

Footnote 2:
- Amounts represent earnings per share for 2002 and 2001 as if EDS' new accounting had been applied from inception of each contract.

Footnote 3:
- Q1'02 pro forma excludes income from discontinued operations (2 cents per share).
- Q2'02 pro forma excludes income from discontinued operations (1 cent per share).
- Q3'02 pro forma excludes loss from discontinued operations (3 cents per share), including a 5-cent per share asset impairment provision associated with the disposition of EDS' subscription fulfillment business.
- Q4'02 pro forma excludes income from discontinued operations (23 cents per share), including a gain on the EDS Consumer Network Services sale, and a 1-cent per share restructuring credit.

Footnote 4:

- Q1'01 pro forma excludes income from discontinued operations (1 cent per share), a 37-cent per share gain from the cumulative effect of a change in accounting for derivatives and a related gain on an e-commerce investment, and 7 cents per share in amortization expense related to goodwill and other intangible assets no longer amortized.
- Q2'01 pro forma excludes income from discontinued operations (2 cents per share) and 8 cents per share of amortization expense related to goodwill and other intangible assets no longer amortized.
- Q3'01 pro forma excludes income from discontinued operations (2 cents per share), a charge of 25 cents per share for acquired in-process R&D and other acquisition costs and 7 cents per share in amortization expense related to goodwill and other intangible assets no longer amortized.
- Q4'01 pro forma excludes income from discontinued operations (1 cent per share), 2 cents per share in restructuring credits, and 8 cents per share in amortization expense related to goodwill and other intangible assets no longer amortized.

EDS Revenue Table ($ in billions), Unaudited

	EITF-Adjusted (new GAAP)	POC As-reported (prior GAAP)
2003		
Q1	$5.255	$5.368
Q2	$5.302	$5.522
	EITF-Adjusted(5)	**POC As-reported (prior GAAP)**
2002		
Q1	$4.913	$5.266
Q2	$5.010	$5.395
Q3	$4.957	$5.334
Q4	$5.396	$5.507
	EITF-Adjusted(5)	**POC As-reported (prior GAAP)**
2001		
Q1	$4.816	$4.893
Q2	$4.750	$4.992
Q3	$5.089	$5.455
Q4	$5.389	$5.801

Footnote 5:
- Amounts represent revenue for 2002 and 2001 as if EDS' new accounting had been applied from inception of each contract.

Exhibit 99.2

EITF 00-21
Change in Accounting Principle: Revenue Arrangements with Multiple Deliverables

In May 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board, the private sector organization that establishes financial accounting and reporting standards, finalized a new accounting rule that affects how revenues are recognized on certain types of long-term service contracts.

The new rule is called Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables," or EITF 00-21. It primarily affects EDS contracts that involve up-front information technology (IT) system construction and ongoing processing and maintenance services, where the timing of billings is usually not consistent with the timing of costs.

Separate Units of Accounting

EITF 00-21 affects revenue recognition in a number of industries – not just IT services. A company such as EDS often has complex contracts that involve the delivery or performance of more than one product or service at different points in time and over different time periods. At the beginning of some of these contracts, when EDS is designing or installing an IT system, costs often exceed billings. After the up-front IT development effort, however, billings usually exceed costs.

Prior to adoption of the new rule, the accepted accounting method for long-term contracts was known as "percentage-of-completion," or POC, accounting. Under POC and generally accepted accounting principles (GAAP), EDS accounted for these contracts as one accounting unit and recognized revenue based on the percentage of work completed. As a result, based on initial costs incurred at the beginning of a contract, EDS would record a portion of amounts not yet billed to the customer as revenue. Under POC, revenue in excess of billed amounts was posted on the balance sheet as "unbilled revenue," and operating costs were expensed as incurred.

The new rule now requires companies to separate components of a complex contract into separate units of accounting. For example, building a system is accounted for differently than managing a system. Application of the rule, generally, will result in EDS recognizing revenue when it is billed -- unless it is refundable or service delivery has not occurred.

Costs incurred for the development of the IT system will generally be deferred and amortized over the life of the contract. As a result, EDS likely will report lower amounts of revenue and income in the early stages of contracts and higher amounts of revenue and income in later contract stages. (Note: If total costs for IT system development are expected to exceed the relative fair value of the development, the excess must be accrued as a loss in the period where the loss becomes known.)

Cumulative Adoption

Under EITF 00-21, companies have two options for adopting the new rule. One option allows the rule to be applied retroactively to existing contracts as well as future contracts. Under this option, a company has to record a one-time accounting adjustment in order for its financial statements to accurately reflect the impact of the rule. A second option allows a company to apply the rule only to contracts signed after June 30, 2003, and does not require a one-time adjustment.

EDS believes the first option is preferable because it results in consistency in accounting for existing and future contracts and more closely aligns periodic earnings with cash flows. EDS, therefore, elected to apply the rule retroactively. Adoption of the rule reduces EDS' use of POC accounting to less than 5 percent of its annual revenue. Prior to adoption of the rule, about 35 percent of EDS' annual revenue was recognized using POC accounting.

Impact on Balance Sheet

EDS' $2.2 billion one-time cumulative pre-tax balance sheet adjustment (related to contracts signed prior to 2003) reflects the reversal of $2.9 billion in unbilled revenue and the deferral of $1.1 billion in system construction costs:

Balance Sheet Impact of EITF 00-21 ($ in billions, as of January 1, 2003, unaudited)

	POC	Adjustment	EITF-Adjusted
Assets			
Unbilled revenue balance	$ 3.0	$(2.9)	$ 0.1
Deferred costs, net of amortization	$ 0.0	$ 1.1	$ 1.1
Liabilities			
Deferred revenue/accrued loss liabilities	$(0.9)	$(0.4)	$(1.3)
Pre-tax adjustment		$(2.2)	

Note: the earnings impact of the one-time adjustment, net of income taxes of $0.8 billion, is reflected in revised Q1'03 earnings.

EDS expects to recoup the cumulative adjustment in future fiscal periods, as services are performed under its existing contracts. The cumulative adjustment does not violate EDS' debt covenants.

For more information on EITF 00-21, please see the EITF portion of the FASB web site at http://www.fasb.org/eitf/index.shtml.